Exhibit 21

Subsidiaries of the Registrant

 Parent

 Parke Bancorp, Inc.

Subsidiaries	State or Other Jurisdiction of Incorporation	Percentage Ownership

Parke Bank	New Jersey	100%
Parke Capital Trust I	Delaware	100%
Parke Capital Trust II	Delaware	100%
Parke Capital Trust III	Delaware	100%

Subsidiaries of Parke Bank

Parke Capital Markets	New Jersey	100%
44 Business Capital LLC	New Jersey	51%